UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP
(Translation of registrant’s name into English)

Office Unit 1125,
11/F, Lee Garden One,
33 Hysan Ave,
Causeway Bay, Hong Kong
+852 38481700

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Non-Reliance on Previously Issued Financial Statements

On October 30, 2024, Caravelle International Group’s (the “Company’s”) management and the audit committee of the Board of Directors (the “Audit Committee”) concluded that the Company’s (i) previously issued unaudited and unreviewed condensed consolidated Balance Sheets as of April 30, 2023 and Statement of Operations and Comprehensive Income (Loss) for the six months ended April 30, 2023 (the “Non-Reliance Periods”) included in the Company’s Report on Form 6- K filed on February 29, 2024 should be restated and accordingly, should no longer be relied upon.

Similarly, any previously furnished or filed reports, related earnings releases, investor presentations or similar communications of the Company describing the Company’s financial results as of and for the Non-Reliance Periods should no longer be relied upon.

Background

During the interim review of the Company’s financial results for the six months ended April 30, 2024 and 2023, the Audit Committee and management concluded there were errors identified in the previously disclosed the balance sheet as of April 30, 2023 and the operating results for the six months ended April 30, 2023 due to inappropriate consolidation and lack of appropriate cutoff procedures on revenue, costs and expenses during the period end close. The impacts of these restatements are as follow:

Restated Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the Six Months Ended April 30, 2023.

	For the Six Months Ended April 30, 2023
	Previously reported	Effect of restatement	Restated
Revenue
Ocean freight revenue	$45,093,336	$4,236,957	$49,330,293
Vessel service revenue	8,800	206,318	215,118
Total revenue	45,102,136	4,443,275	49,545,411

Cost of revenues	41,713,652	12,526,618	54,240,270
Gross profit (loss)	3,388,484	(8,083,343)	(4,694,859)

Operating expenses:
General and administrative expenses	2,023,855	79,464	2,103,319
Total operating expenses	2,023,855	79,464	2,103,319

Income (loss) from operations	1,364,629	(8,162,807)	(6,798,178)

Other Income (Expense)
Interest income	942	12	954
Interest expense	(51,992)	(5,046)	(57,038)
Other income (expense), net	36,124	(230,353)	(194,229)
Total other expense, net	(14,926)	(235,387)	(250,313)

Income (loss) before income taxes	1,349,703	(8,398,194)	(7,048,491)

Provision for income taxes	-	2,542	2,542

Net income (loss)	1,349,703	(8,400,736)	(7,051,033)
Less: Net income (loss) attributable to non-controlling interests	611,750	(3,343,984)	(2,732,234)
Net income (loss) attributable to the Company	$737,953	$(5,056,752)	$(4,318,799)

Comprehensive income(loss)	1,349,703	(8,400,736)	(7,051,033)
Less: Comprehensive income (loss) attributable to non-controlling interests	611,750	(3,343,984)	(2,732,234)
Comprehensive income (loss) attributable to the Company	$737,953	$(5,056,752)	$(4,318,799)

Earnings (loss) per share attributable to the Company - Basic and diluted*	$0.01	$(0.09)	$(0.08)
Weighted Average Number of Shares Outstanding - Basic and diluted*	50,000,000	2,068,190	52,068,190

Unaudited Condensed Consolidated Balance Sheets as of April 30, 2023.

	As of April 30, 2023
	Previously reported	Effect of restatement	Restated
ASSETS
Current Assets:
Cash and cash equivalents	$9,618,961	$(14,303)	$9,604,658
Accounts receivable	1,120,891	(461,104)	659,787
Prepayments and other current assets	20,247,842	(18,413,811)	1,834,031
Total Current Assets	30,987,694	(18,889,218)	12,098,476

Property and equipment, net	593,781	(10,753)	583,028
Prepayment and other non-current assets	1,513,809	(667,101)	846,708
Operating lease right of use asset, net	-	189,039	189,039
Total Assets	$33,095,284	$(19,378,033)	$13,717,251

LIABILITIES AND EQUITY (DEFICIT)

Current Liabilities:
Current maturity of long-term bank loan	$290,835	$1,081,202	$1,372,037
Accounts payable	467,040	(84,107)	382,933
Advance from customers	14,646,609	(10,537,701)	4,108,908
Accrued expenses and other liabilities	2,695,541	(1,077,135)	1,618,406
Operating lease liability-current	-	124,500	124,500
Taxes payable	3,549	52,612	56,161
Due to related parties	3,126,270	(230,718)	2,895,552
Total Current Liabilities	21,229,844	(10,671,347)	10,558,497

Long-term bank loans	2,491,167	(859,033)	1,632,134
Operating lease liability-noncurrent	-	64,538	64,538
Deferred tax liability	217	-	217
Total Liabilities	23,721,228	(11,465,842)	12,255,386

COMMITMENTS AND CONTINGENCIES

Total Equity (deficit):
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 52,774,579 and 50,000,000 shares issued and outstanding at April 30, 2023	5,000	278	5,278
Additional paid-in capital	152,550	(609,733)	(457,183)
Retained earnings	3,114,651	(3,056,752)	57,899
Total Shareholders’ Equity (Deficit)	3,272,201	(3,666,207)	(394,006)
Non-controlling interest	6,101,855	(4,245,984)	1,855,871
Total Equity (Deficit)	9,374,056	(7,912,191)	1,461,865
Total Liabilities and Equity (Deficit)	$33,095,284	$(19,378,033)	$13,717,251

As part of its consideration of the accounting issues, the Company has and will continue to assess the underlying internal control deficiencies that enabled the errors to occur and not be prevented or detected on a timely basis. The Company takes financial reporting matters seriously and is committed to upholding high standards of corporate governance and internal controls. Accordingly, the Company has instituted remediation measures and is considering and will continue to consider additional measures, as appropriate. The remediation measures have included, the following:

(i)	To ensure that our executive officers, operational personnel and accounting group fully understand the Company’s commitment to establishing an effective control environment, the Company has undertaken communications that establish our expectations regarding internal controls and applicable accounting standards and financial reporting requirements. In connection with this, the Company has conducted a number of training sessions for the entire accounting group and our senior management personnel regarding the importance of the Company establishing and maintaining an effective control environment and financial reporting responsibilities. Management intends to include these principles as an ongoing component of our new hire training and other employee training courses.

(ii)	Management plans to increase the size, qualifications and organization of our accounting personnel. The Company has established or strengthened several accounting functions focused on key areas of our business, including but not limited to proper periodic cutoff procedures on revenue, cost and expenses during the periodic accounting close process. In addition, the Company will incorporate controls designed to improve the coordination between the business department and accounting personnel to ensure the completeness of the financial information for the periodic financial reporting.

(iii)	In our efforts toward remediation of our material weaknesses around consolidation, management have developed policies, procedures and controls over the timely preparation of consolidation, reconciliations of accounts and the related documentation during each period end accounting close and financial reporting process. In connection with the implementation of these policies, procedures and controls, we have improved our training regarding our consolidation and account reconciliation processes and have adopted review procedures.

Management is improving its processes of reviewing financial statements, increasing communications with independent accounting professionals and implementing additional procedures to ensure that the review of the Company’s financial statements is supported by sufficient documentation to determine accuracy.

Forward-Looking Statements

This Form 6-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking, including statements regarding the expected impact of the restatement of the Company’s financial statements, and the remediation of the Company’s material weakness in internal control over financial reporting. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many important factors could cause actual future events to differ materially from the forward-looking statements in this Form 6-K, include, but is not limited to, the Company’s ability to remediate its material weaknesses; and various factors relating to its business, operations and financial performance. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended October 31, 2023, as such factors may be updated from time to time in its other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause the Company’s actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of April 30, 2023	As of October 31, 2022
	(Restated)
ASSETS
Current Assets:
Cash and cash equivalents	$9,604,658	$21,572,336
Accounts receivable	659,787	3,955,311
Prepayments and other current assets	1,834,031	6,949,397
Due from related parties	-	951,655
Total Current Assets	12,098,476	33,428,699

Property and equipment, net	583,028	604,126
Prepayment and other non-current assets	846,708	1,538,591
Operating lease right of use asset, net	189,039	-
Total Assets	$13,717,251	$35,571,416

LIABILITIES AND DEFICIT

Current Liabilities:
Current maturity of long-term bank loan	$1,372,037	$880,631
Accounts payable	382,933	750,471
Advance from customers	4,108,908	10,067,278
Accrued expenses and other liabilities	1,618,406	8,492,923
Operating lease liability-current	124,500	-
Taxes payable	56,161	10,939
Due to related parties	2,895,552	2,976,902
Total Current Liabilities	10,558,497	23,179,144

Long-term bank loans	1,632,134	2,366,626
Operating lease liability-noncurrent	64,538	-
Deferred tax liability	217	1,293
Total Liabilities	12,255,386	25,547,063

COMMITMENTS AND CONTINGENCIES

Total Equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 52,774,579 and 50,000,000 shares issued and outstanding as of April 30, 2023 and October 31, 2022, respectively	5,278	5,000
Additional paid-in capital	(457,183)	152,550
Accumulated deficit	57,899	4,376,698
Total Shareholders’ Deficit	(394,006)	4,534,248
Non-controlling interest	1,855,871	5,490,105
Total Equity	1,461,865	10,024,353
Total Liabilities and Deficit	$13,717,251	$35,571,416

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND
COMPREHENSIVE LOSS

	For the Six Months Ended
	April 30, 2023	April 30, 2022
	(Restated)
Revenue
Ocean freight revenue	$49,330,293	$88,960,921
Vessel service revenue	215,118	7,711,755
Total revenue	49,545,411	96,672,676

Cost of revenues	54,240,270	74,882,496
Gross profit (loss)	(4,694,859)	21,790,180

Operating expenses:
Selling expenses	-	16,341
General and administrative expenses	2,103,319	1,639,146
Total operating expenses	2,103,319	1,655,487

Income (loss) from operations	(6,798,178)	20,134,693

Other income (Expense)
Interest income	954	-
Interest expense	(57,038)	(51,370)
Other income (expense), net	(194,229)	71,645
Total other expense, net	(250,313)	20,275

Income (loss) before income taxes	(7,048,491)	20,154,968

Provision for income taxes	2,542	645

Net income (loss)	(7,051,033)	20,154,323
Less: Net income (loss) attributable to non-controlling interests	(2,732,234)	9,519,262
Net income (loss) attributable to the Company	$(4,318,799)	$10,635,061

Comprehensive income (loss)	(7,051,033)	20,154,323
Less: Comprehensive income (loss) attributable to non-controlling interests	(2,732,234)	9,519,262
Comprehensive income (loss) attributable to the Company	$(4,318,799)	$10,635,061

(Loss) earnings per share attributable to the Company - Basic and diluted*	$(0.08)	$0.21
Weighted Average Shares Outstanding - Basic and diluted*	52,068,190	50,000,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2024	CARAVELLE INTERNATIONAL GROUP

	By:	/s/ Hanxi Chang
Hanxi Chang
Chief Executive Officer
(Principal Executive Officer)